SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Inovalon Holdings, Inc.

(Name of the Issuer)

Inovalon Holdings, Inc.

Ocala Bidco, Inc.

Ocala Merger Sub, Inc.

Nordic Capital Epsilon SCA, SICAV-RAIF, on behalf of its compartment,

Nordic Capital Epsilon SCA, SICAV-RAIF - Compartment 1

Nordic Capital Epsilon GP SARL

Keith R. Dunleavy, M.D.

Meritas Group, Inc.

Cape Capital SCSp, SICAR – Inovalon Sub-Fund

André Hoffmann

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.000005 per share

Class B Common Stock, par value $0.000005 per share

(Title of Class of Securities)

Class A 45781D101

(CUSIP Number of Class of Securities)

Jonathan Boldt Chief Financial Officer Inovalon Holdings, Inc. 4321 Collington Road Bowie, MD 20716 (301)-809-4000

Wilhelmina Steennis
Director

Nordic Capital Epsilon SCA, SICAV-RAIF,

Nordic Capital Epsilon SCA,

SICAV-RAIF - Compartment 1

Nordic Capital Epsilon GP SARL

8 Rue Lou Hemmer

L-1748 Senningerberg

Grand Duchy of Luxembourg

352 661 124 125

	Keith R. Dunleavy, M.D. 4321 Collington Road Bowie, MD 20716 (301)-809-4000	Aleksandar Vukajlovic André Hoffmann Cape Capital SCSp, SICAR – Inovalon Sub-Fund c/o Cape Capital Management S.à.r.l. 5 Rue Jean Monnet L-2180 Luxembourg Grand Duchy of Luxembourg 41438886064

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

David Allinson Peter Harwich Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	David Feirstein, P.C. Constantine N. Skarvelis, P.C. Armand A. Della Monica, P.C. Kirkland & Ellis LLP 601 Lexington Ave. New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,400,000,000	$698,240

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated as the sum of (A) 73,154,564 shares of Class A Common Stock multiplied by the Merger Consideration of $41.00 per share; (B) 78,081,076 shares of Class B Common Stock multiplied by the Merger Consideration of $41.00 per share; (C) 97,932 options to purchase Shares which would convert into 79, 202 issued Shares (such amount determined using a weighted average exercise price per share of $7.84 and the Merger Consideration of $41.00 per Share) multiplied by the Merger Consideration of $41.00 per share; (D) 14,549 shares of Class A Common Stock issuable upon settlement of Company RSUs multiplied by the Merger Consideration of $41.00 per share; and (E) 5,012,005 shares of Class A Common Stock issuable upon settlement of Company RS Awards multiplied by the Merger Consideration of $41.00 per share (assuming the maximum achievement of the performance goals applicable to performance-vesting Company RS Awards, and assuming the satisfaction of all other conditions to such delivery); which results in a proposed maximum aggregate value of $6,400,000,000 and a total filing fee due of $698,240.

**	In accordance with Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.0001091 by the aggregate transaction valuation.
☒

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid: $698,240
(2)	Form, Schedule or Registration Statement No.: Schedule 14A
(3)	Filing Party: Inovalon Holdings, Inc.
(4)	Date Filed: September 17, 2021

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Transaction Statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”), which amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on September 17, 2021 with the Securities and Exchange commission (the “SEC”) (as amended by Amendment No. 2 filed with the SEC on October 15, 2021 and Amendment No. 1 filed with the SEC on October 8, 2021, the “Schedule 13E-3” or “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Inovalon Holdings, Inc. (“Inovalon” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.000005 per share (the “Class A Common Stock”) and the Class B common stock, par value $0.000005 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Ocala Bidco, Inc., a Delaware corporation (“Parent”), (iii) Ocala Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) Nordic Capital Epsilon GP SARL, (v) Nordic Capital Epsilon SCA, SICAV-RAIF, a société en commandite par actions – société d’investissement à capital variable – fonds d’investissement alternatif réservé, on behalf of its compartment, Nordic Capital Epsilon SCA, SICAV-RAIF - Compartment 1, a private equity investment vehicle and an affiliate of Parent and Merger Sub (“Nordic Capital X” and, collectively with Nordic Capital Epsilon GP SARL, Parent and Merger Sub, the “Parent Entities”), (vi) Keith R. Dunleavy, M.D., Inovalon’s Chairman and Chief Executive Officer, (vii) Meritas Group, Inc., a Delaware corporation affiliated with Dr. Dunleavy, and (viii) Cape Capital SCSp, SICAR – Inovalon Sub-Fund, a Luxembourg special limited partnership organized as an investment company in risk capital under the law of June 14, 2004 (“Cape Capital”) and (ix) André Hoffmann. The Parent Entities and André Hoffmann are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under a possible interpretation of the SEC rules governing “going-private” transactions.

On August 19, 2021, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent. On October 15th, 2021, the Company filed with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, which was further amended and supplemented by the filing of definitive additional materials under Regulation 14A on October 27, 2021 (the “First Supplement”, a copy of which is attached hereto as Exhibit (a)(2)(iii)), relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and cast a non-binding, advisory vote to approve certain items of compensation that are based on or otherwise related to the Merger and may become payable to certain named executive officers of the Company under existing agreements with the Company. Concurrently with the filing of this Amendment No. 3, the Company is filing definitive additional materials under Regulation 14A of the Exchange Act (the “Second Supplement”, a copy of which is attached hereto as Exhibit (a)(2)(iv)) to amend and supplement the Proxy Statement. The adoption of the Merger Agreement will require the affirmative vote of: (i) the holders of a majority of the voting power of the Company’s outstanding common stock, with holders of the outstanding Class A Common Stock and holders of the outstanding Class B Common Stock entitled to vote in accordance with the DGCL voting together as a single class; (ii) the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote in accordance with the DGCL; (iii) the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock entitled to vote in accordance with the DGCL; and (iv) the holders of a majority of the voting power of the Company’s outstanding common stock held by the Company’s stockholders other than the Rollover Stockholders (as defined below), their respective affiliates or any executive officer or director of the Company (the “Public Stockholders”), with holders of Class A Common Stock and Class B Common Stock voting as a single class, in each case based on such shares outstanding as of the close of business on the record date for the Special Meeting. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement and incorporated herein by reference.

Under the terms of the Merger Agreement, if the Merger is completed, each Share, other than as provided below, will be converted into the right to receive $41.00 in cash (the “Merger Consideration”), without interest and less applicable withholding taxes. The following Shares will not be converted into the right to receive the per Share Merger Consideration in connection with the Merger: (i) certain shares held by Dr. Dunleavy and Cape Capital (the “Rollover Stockholders”) who will, pursuant to the terms of certain rollover agreements, dated as of August 19, 2021, exchange such shares of Company common stock for equity interests of Ocala Topco, Inc., a Delaware corporation, which in turn will be exchanged for equity interests of Ocala Topco, LP, a Delaware limited partnership, in each case subject to the terms and conditions of the applicable rollover agreement; (ii) shares held by Parent or Merger Sub (or any of their respective subsidiaries) or in the treasury of Inovalon; and (iii) shares held by a stockholder who properly exercises and perfects appraisal of his, her or its shares under Section 262 of the General Corporation Law of the State of Delaware, a copy of which is attached as Annex F to the Proxy Statement and incorporated herein by reference.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the approval and adoption of the Merger Agreement by the Company’s stockholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

The information concerning the Company contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

Item 2.	Subject Company Information

(a) Name and Address.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER—The Company”

(b) Securities.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

(d) Dividends.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Market Price of Shares and Dividends”

(e) Prior Public Offerings.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Prior Public Offerings”

(f) Prior Stock Purchases.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

Item 3.	Identity and Background of Filing Person

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.    Inovalon Holdings, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER”

“OTHER INTERESTED PARTIES IN THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY”

Item 4.	Terms of the Transaction

(a)(1)    Tender Offers.    Not Applicable.

(a)(2)    Mergers or Similar Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Stockholders for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Accounting Treatment”

“INFORMATION ABOUT THE SPECIAL MEETING – Vote Required”

“THE MERGER AGREEMENT”

Annex A – Merger Agreement

(c)    Different Terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreements”

“THE MERGER AGREEMENT – Treatment of Equity Compensation Awards”

“THE MERGER AGREEMENT – Employee Matters”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL – PROPOSAL 2)”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreements

(d)    Appraisal Rights.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Appraisal Rights”

“THE MERGER AGREEMENT – Dissenters’ Rights”

“INFORMATION ABOUT THE SPECIAL MEETING – Appraisal Rights”

“THE MERGER (THE MERGER PROPOSAL – PROPOSAL 1) – Appraisal Rights”

Annex A – Merger Agreement

Annex F – Section 262 of the General Corporation Law of the State of Delaware

(e)    Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Provisions for Public Stockholders”

(f)    Eligibility for Listing or Trading.    Not Applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)    Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Past Contracts, Transactions, Negotiations and Agreements”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – Merger Agreement

(b)    Significant Corporate Events.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreements”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL – PROPOSAL 2)”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreements

(c)    Negotiations or Contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL – PROPOSAL 2)”

(e)    Agreements Involving the Subject Company’s Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS – Intent of Certain Stockholders to Vote in Favor of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreements”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL – PROPOSAL 2)”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreements

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)    Use of Securities Acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Payment of Merger Consideration”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Merger Agreement

(c)(1) – (8)    Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Stockholders for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS – Intent of Certain Stockholders to Vote in Favor of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreements”

“THE MERGER AGREEMENT”

“INFORMATION ABOUT THE SPECIAL MEETING”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL – PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreements

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)    Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Stockholders for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

(b)    Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Stockholders for the Merger”

“SPECIAL FACTORS – Certain Effects on the Company if the Merger is Not Completed”

(c)    Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Stockholders for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

Annex D – Opinion of the Company’s Financial Advisor

Annex E – Opinion of the Special Committee’s Financial Advisor

(d)    Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Stockholders for the Merger”

“SPECIAL FACTORS – Plans for the Company After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Certain Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS – Fees and Expenses”

“SPECIAL FACTORS – Accounting Treatment”

“SPECIAL FACTORS – Payment of the Merger Consideration”

“THE MERGER AGREEMENT – The Merger”

“THE MERGER AGREEMENT – The Merger Consideration”

“THE MERGER AGREEMENT – Impact of Stock Splits, Etc.”

“THE MERGER AGREEMENT – Treatment of Equity Compensation Awards”

“THE MERGER AGREEMENT – Exchange Procedures and Payment Procedures”

“THE MERGER AGREEMENT – Withholding”

“THE MERGER AGREEMENT – Dissenters’ Rights”

“THE MERGER AGREEMENT – Organizational Documents, Directors and Officers of the Surviving Corporation”

“THE MERGER AGREEMENT – Delisting”

“THE MERGER AGREEMENT – Employee Matters”

“THE MERGER AGREEMENT – Indemnification; Directors’ and Officers’ Insurance”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL – PROPOSAL 2)”

“DELISTING AND DEREGISTRATION OF COMMON STOCK”

Annex A – Merger Agreement

Item 8.	Fairness of the Transaction

(a), (b) Fairness; Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“THE MERGER AGREEMENT – Indemnification; Directors’ and Officers’ Insurance”

Annex D – Opinion of the Company’s Financial Advisor

Annex E – Opinion of the Special Committee’s Financial Advisor

(c)    Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“THE MERGER AGREEMENT – Company Stockholder Approval”

“THE MERGER AGREEMENT – Conditions to the Completion of the Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“INFORMATION ABOUT THE SPECIAL MEETING – Vote Required”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting”

“INFORMATION ABOUT THE SPECIAL MEETING – How to Vote”

“INFORMATION ABOUT THE SPECIAL MEETING – Proxies and Revocation”

“THE MERGER (THE MERGER PROPOSAL – PROPOSAL 1)”

Annex A – Merger Agreement

(d)    Unaffiliated Representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Provisions for Public Stockholders”

(e)    Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“THE MERGER (THE MERGER PROPOSAL – PROPOSAL 1) – Vote Recommendation”

(f)    Other Offers.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“THE MERGER AGREEMENT – No Solicitation by the Company”

Annex A – Merger Agreement

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Opinion of the Company’s Financial Advisor”

“SPECIAL FACTORS – Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“WHERE YOU CAN FIND MORE INFORMATION”

Annex D – Opinion of the Company’s Financial Advisor

Annex E – Opinion of the Special Committee’s Financial Advisor

The Preliminary Discussion Materials dated May 3, 2021, which was for illustrative purposes only, and June 9, 2021, and the Fairness Opinion Presentation Materials dated August 17 and August 18, 2021, each prepared by J.P. Morgan Securities LLC and reviewed by the Company Board (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(iii), (c)(iv), (c)(v) and (c)(vi), and are incorporated by reference herein.

The Preliminary Discussion Materials dated August 10, 2021 and the Fairness Opinion Presentation Materials dated August 16, 2021 and August 17, 2021, each prepared by Evercore Group L.L.C. and reviewed by the Special Committee (as defined in the Proxy Statement), are attached hereto as Exhibits (c)(vii), (c)(viii) and (c)(ix), and are incorporated by reference herein.

Item 10.	Source and Amount of Funds or Other Consideration

(a), (b) Source of Funds; Conditions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Limited Guarantee”

“THE MERGER AGREEMENT – Closing of the Merger”

“THE MERGER AGREEMENT – Effective Time of the Merger”

“THE MERGER AGREEMENT – Covenants Related to the Company’s Conduct of Business”

“THE MERGER AGREEMENT – Parent Financing and Company Cooperation”

“THE MERGER AGREEMENT – Conditions to the Completion of the Merger”

Annex A – Merger Agreement

(c)    Expenses.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Fees and Expenses”

“THE MERGER AGREEMENT – Termination”

“THE MERGER AGREEMENT – Termination Fees”

“THE MERGER AGREEMENT – Expenses”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Annex A – Merger Agreement

(d)    Borrowed Funds.

“SPECIAL FACTORS – Financing of the Merger”

“THE MERGER AGREEMENT – Parent Financing and Company Cooperation”

Item 11.	Interest in Securities of the Subject Company

(a)    Securities Ownership.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Support Agreements”

“INFORMATION ABOUT THE SPECIAL MEETING – Record Date and Quorum”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

Annex B – Support Agreements

(b)    Securities Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Support Agreements”

“SPECIAL FACTORS – Rollover Agreements”

“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Certain Transactions in the Shares”

Annex A – Merger Agreement

Annex B – Support Agreements

Annex C – Rollover Agreements

Item 12.    The Solicitation or Recommendation

(d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“SPECIAL FACTORS – Intent of Certain Stockholders to Vote in Favor of the Merger”

“SPECIAL FACTORS – Support Agreements”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

“INFORMATION ABOUT THE SPECIAL MEETING – Voting Intentions of the Company’s Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Security Ownership of Certain Beneficial Owners and Management”

Annex B – Support Agreements

(e)    Recommendation of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Position of Parent Entities as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Parent Entities for the Merger”

“SPECIAL FACTORS – Position of the Rollover Stockholders as to the Fairness of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Rollover Stockholders for the Merger”

“INFORMATION ABOUT THE SPECIAL MEETING – Recommendation of the Company Board”

Item 13.	Financial Statements

(a)    Financial Information.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Selected Historical Consolidated Financial Data”

“OTHER IMPORTANT INFORMATION REGARDING THE COMPANY – Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)    Pro Forma Information.    Not Applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)    Solicitations or Recommendations.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS – Fees and Expenses”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

(b)    Employees and Corporate Assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons of the Company for the Merger; Recommendation of the Company Board and the Special Committee; Fairness of the Merger”

“INFORMATION ABOUT THE SPECIAL MEETING”

“INFORMATION ABOUT THE SPECIAL MEETING – Solicitation of Proxies; Payment of Solicitation Expenses”

Item 15.    Additional Information

(b)    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTOR – Interests of Executive Officers and Directors of the Company in the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT”

“MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (THE GOLDEN PARACHUTE PROPOSAL – PROPOSAL 2)”

Annex A – Merger Agreement

(c)    Other Material Information.    The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(2)(i)	Definitive Proxy Statement of Inovalon Holdings, Inc. (included in the Schedule 14A filed on October 15, 2021 and incorporated herein by reference) (the “Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Definitive Additional Materials to the Proxy Statement of Inovalon Holdings, Inc. (included in the Schedule 14A filed on October 27, 2021 and incorporated herein by reference) (the “First Supplement”).

(a)(2)(iv)

Definitive Additional Materials to the Proxy Statement of Inovalon Holdings, Inc. (included in the Schedule 14A filed on November 5, 2021 and incorporated herein by reference) (the “Second Supplement”).

(a)(2)(v)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(vi)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5)(i)	Press Release, dated August 19, 2021 (incorporated by reference to Exhibit 99.1 to Inovalon Holding, Inc.’s Form 8-K filed August 19, 2021).

(a)(5)(ii)	Associate FAQs, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(iii)	Letter to Associates from the Chief Executive Officer of Inovalon, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(iv)	Letter to Customers, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(v)	Letter to Vendor Partners, dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(a)(5)(vi)	Social Media Posts dated August 19, 2021 (included in the Schedule 14A filed on August 19, 2021 and incorporated herein by reference)

(b)(i)	Commitment Letter, dated August 19, 2021, executed by Blackstone Alternative Credit Advisors LP (together with funds and accounts managed or advised by it or its affiliates), Owl Rock Capital Advisors LLC (together with its affiliates and its and their managed funds and accounts) and Apollo Global Funding LLC and Apollo Capital Management, L.P., on behalf of one or more investment funds, separate accounts, and other entities owned (in whole or in part), controlled, managed, and/or advised by it or its affiliates and accepted by Ocala Bidco, Inc.

(c)(i)	Opinion of J.P. Morgan Securities LLC, dated August 19, 2021 (included as Annex D to the Proxy Statement, and incorporated herein by reference).

(c)(ii)	Opinion of Evercore Group L.L.C., dated August 18, 2021 (included as Annex E to the Proxy Statement, and incorporated herein by reference).

(c)(iii)	Preliminary Discussion Materials, dated May 3, 2021, which was for illustrative purposes only, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

(c)(iv)	Preliminary Discussion Materials, dated June 9, 2021, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

(c)(v)	Fairness Opinion Presentation Materials, dated August 17, 2021, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

Exhibit No.	Description

(c)(vi)	Fairness Opinion Presentation Materials, dated August 18, 2021, of J.P. Morgan Securities LLC prepared for the Company Board (as defined in the Proxy Statement).

(c)(vii)	Preliminary Discussion Materials, dated August 10, 2021, of Evercore Group L.L.C. prepared for the Special Committee (as defined in the Proxy Statement).

(c)(viii)	Fairness Opinion Presentation Materials, dated August 16, 2021, of Evercore Group L.L.C. prepared for the Special Committee (as defined in the Proxy Statement).

(c)(ix)	Fairness Opinion Presentation Materials, dated August 17, 2021, of Evercore Group L.L.C. prepared for the Special Committee (as defined in the Proxy Statement).

(d)(i)	Agreement and Plan of Merger, dated August 19, 2021, by and among Inovalon Holdings, Inc., Ocala Bidco, Inc. and Ocala Merger Sub, Inc. (included as Annex A to the Proxy Statement, and incorporated herein by reference).

(d)(ii)	Voting and Support Agreement, dated August 19, 2021, by and among Ocala Bidco, Inc., Keith R. Dunleavy Management Trust u/a dated December 22, 2008, as amended, Meritas Holdings, LLC, Meritas Group, Inc. and the Dunleavy Foundation (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(iii)	Voting and Support Agreement, dated August 19, 2021, by and among Ocala Bidco, Inc., André Hoffmann and Cape Capital SCSp, SICAR – Inovalon Sub-Fund (included as Annex B to the Proxy Statement, and incorporated herein by reference).

(d)(iv)	Rollover Agreement, dated August 19, 2021, by and among Ocala Topco, LP, Ocala Topco, Inc. and Meritas Group, Inc. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(v)	Rollover Agreement, dated August 19, 2021, by and among Ocala Topco, LP, Ocala Topco, Inc. and Cape Capital SCSp, SICAR – Inovalon Sub-Fund (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(vi)	Limited Guarantee, dated August 19, 2021, by Nordic Capital Epsilon SCA, SICAV-RAIF, on behalf of its compartment, Nordic Capital Epsilon SCA, SICAV-RAIF – Compartment 1, and each other guarantor party thereto, in favor of Inovalon Holdings, Inc.

(d)(vii)	Equity Commitment Letter, dated August 19, 2021, by and among Nordic Capital Epsilon SCA, SICAV-RAIF, on behalf of its compartment, Nordic Capital Epsilon SCA, SICAV-RAIF - Compartment 1, Ocala Bidco, Inc. and each other equity investor party thereto.

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex F to the Proxy Statement, and incorporated herein by reference).

(g)	Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INOVALON HOLDINGS, INC.

By:	/s/ Jonathan Boldt
Name:	Jonathan Boldt
Title:	Chief Financial Officer
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCALA BIDCO, INC.

By:	/s/ Aditya Desaraju
Name:	Aditya Desaraju
Title:	President
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCALA MERGER SUB, INC.

By:	/s/ Aditya Desaraju
Name:	Aditya Desaraju
Title:	President
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDIC CAPITAL EPSILON SCA, SICAV-RAIF

(acting through its general partner NORDIC CAPITAL EPSILON GP SARL)

for and on behalf of its compartment NORDIC CAPITAL EPSILON SCA, SICAV-RAIF-COMPARTMENT 1

By:	/s/ Ian Charoub
Name:	Ian Charoub
Title:	Class A Manager
Date:	November 5, 2021

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORDIC CAPITAL EPSILON GP SARL

By:	/s/ Ian Charoub
Name:	Ian Charoub
Title:	Class A Manager
Date:	November 5, 2021

By:	/s/ Monica Morsch
Name:	Monica Morsch
Title:	Class B Manager
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEITH R. DUNLEAVY, M.D.

By:	/s/ Keith R. Dunleavy, M.D.
Name:	Keith R. Dunleavy, M.D.
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERITAS GROUP, INC.

By:	/s/ Keith R. Dunleavy, M.D.
Name:	Keith R. Dunleavy, M.D.
Title:	President
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPE CAPITAL SCSP, SICAR – INOVALON SUB-FUND

(by the General Partner CAPE CAPITAL MANAGEMENT S.À.R.L)

By:	/s/ Rolf Johan Holgersson
Name:	Rolf Johan Holgersson
Title:	Member of the Board of Managers
Date:	November 5, 2021

By:	/s/ Véronique Trausch
Name:	Véronique Trausch
Title:	Member of the Board of Managers
Date:	November 5, 2021

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANDRÉ HOFFMANN

By:	/s/ André Hoffmann
Name:	André Hoffmann
Date:	November 5, 2021